SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          APRIA HEALTHCARE GROUP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    037933108
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                                 (CUSIP Number)
                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
212) 421-2600                                        (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 January 4, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only):

                                Stephen Feinberg
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:           United States

     Number of                                   7) Sole Voting Power:        *
     Shares Beneficially                         8) Shared Voting Power:      *
     Owned by
     Each Reporting                              9) Sole Dispositive Power:   *
     Person With:                               10) Shared Dispositive Power: *
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   1,989,600*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):      3.8%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA, IN
________________________________________________________________________________
* 433,000 shares (0.8%) of Apria Healthcare Group, Inc. common stock are owned by Cerberus Partners, L.P., a limited partnership organized under the laws of Delaware ("Cerberus"). 987,900 shares (1.9%) of Apria Healthcare Group, Inc. common stock are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). 64,800 shares (0.1%) of Apria Healthcare Group, Inc. common stock are owned by Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"). Stephen Feinberg possesses sole voting and investment control over all securities of Apria Healthcare Group, Inc. owned by Cerberus, International and Ultra. In addition, 503,900 shares (1.0%) of Apria Healthcare Group, Inc. common stock are owned by various other persons and entities for which Stephen Feinberg possesses sole voting and investment control over all securities of Apria Healthcare Group, Inc. owned by such persons and entities. See Item 5 for further information.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, as of October 30, 1998, there were issued and outstanding 51,779,059 shares of common stock of the Company. As of January 4, 1999, Cerberus owned 433,000 of such shares, or 0.8% of those outstanding; International owned 987,900 of such shares, or 1.9% of those outstanding; Ultra owned 64,800 of such shares, or 0.1% of those outstanding and the Funds in the aggregate owned 503,900 of such shares, or 1.0% of those outstanding. Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of common stock of the Company owned by each of Cerberus, International, Ultra and the Funds. The following table sets forth the transactions by each of Cerberus, International, Ultra and the Funds in shares of common stock of the Company during the past sixty days, each of which were effected in an ordinary broker's transaction.


                            Cerberus Partners, L.P.

         Date                        Quantity                            Price

                                   (Purchases)

                                      NONE

                                     (Sales)

December 11, 1998                     110,000                             $7.37
January 4, 1999                        99,000                              8.88

                          Cerberus International, Ltd.

         Date                        Quantity                            Price

                                   (Purchases)

                                      NONE

                                     (Sales)

December 11, 1998                     245,000                             $7.37
January 4, 1999                       226,000                              8.88

                            Ultra Cerberus Fund, Ltd.

         Date                        Quantity                            Price

                                   (Purchases)

                                      NONE

                                     (Sales)

December 11, 1998                     20,000                              $7.37
January 4, 1999                       14,200                               8.88


                                    The Funds

         Date                        Quantity                            Price

                                   (Purchases)

                                      NONE

                                     (Sales)

December 11, 1998                     125,000                             $7.37
January 4, 1999                       115,000                              8.88

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            January 11, 1999


                                            /s/   Stephen    Feinberg
                                            __________________________
                                            Stephen Feinberg, in his capacity as
                                            the   managing   member  of Cerberus
                                            Associates,  L.L.C.,  the general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            each  of   Cerberus   International,
                                            Ltd.,  Ultra Cerberus Fund, Ltd. and
                                            the Funds

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).